_________________________________________________________________

As filed with the Securities and Exchange Commission on April 5, 2001.

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 8-A

        FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
             PURSUANT TO SECTION 12(b) OR (g) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

                       EL PASO CORPORATION
     (Exact Name of Registrant as Specified in its Charter)

           Delaware                            76-0568816
  (State of Incorporation or               (I.R.S. Employer
        Organization)                    Identification No.)



    1001 Louisiana Street
         Houston, TX                            77002
    (Address of Principal                     (Zip Code)
      Executive Offices)

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class              Name of each exchange on
     to be so registered             which each class is to be
                                             registered

Common Stock ($3.00 par value)         Pacific Exchange, Inc.

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [x]

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [ ]

Securities  Act registration statement file number to which  this
Form relates:   Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

                              NONE
_________________________________________________________________
                          (Title of Class)

         INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.  Description of Registrant's Securities to be Registered.

Common Stock
-------------

     The capital stock of El Paso Corporation, a Delaware corporation (the "Company"), to be registered on the Pacific Exchange, Inc. is the Company's common stock, par value $3.00 per share. The Company is authorized by its Restated Certificate of Incorporation, as amended (the "Charter") to issue up to 750,000,000 shares of common stock. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably dividends which are declared by the Company's board of directors out of funds legally available for such a purpose. In the event of the Company's liquidation, dissolution, or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preference of any outstanding preferred stock. Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities. The common stock is not redeemable. All of the outstanding shares of common stock are fully paid and nonassessable upon issuance against full payment of the purchase price.

Preferred Stock
----------------

     The board of directors, without any further action by the Company's stockholders, is authorized to issue up to 50,000,000 shares of preferred stock, and to divide the preferred stock into one or more series. The Board will fix by resolution or resolutions any of the designations, powers, preferences and rights, and the qualifications, limitations, or restrictions of the shares of each such series, including, but not limited to, dividend rates, conversion rights, voting rights, terms of redemption and liquidation preferences, and the number of shares constituting each such series. The issuance of preferred stock may have the effect of delaying, deterring, or preventing a change in control of El Paso. Preferred stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable. The designations, powers, preferences and rights, and the qualifications, limitations, or restrictions of the preferred stock will vary depending on the series, therefore reference to the certificate of designation relating to that particular series of preferred stock should be made for a complete description of terms.

     Pursuant to the Company's shareholder rights agreement, the Company's board of directors has designated 7,500,000 shares of Series A preferred stock. A summary description of each of the shareholder rights agreement, the Series A preferred stock and the Series B Mandatorily Convertible Single Reset Preferred Stock is set forth below. For complete descriptions, the shareholder rights agreement and the certificate of designation for each series of preferred stock should be referenced.

Shareholder Rights Agreement and Series A Preferred Stock
----------------------------------------------------------

     In July 1992, the board of directors of El Paso Natural Gas Company, the Company's predecessor ("EPG"), declared a dividend distribution of one preferred stock purchase right (an "EPG right") for each share of EPG's common stock par value $3.00 per share, then outstanding. In July 1997, EPG's board amended EPG's shareholders rights agreement pursuant to which the EPG rights were issued. All shares of EPG common stock issued subsequent to July 1992 also included these EPG rights. In connection with the holding company reorganization effected as of August 1, 1998, each one-half EPG right then associated with each outstanding share of EPG common stock was converted into one preferred stock purchase right (a "right") associated with each share of the Company's common stock. All shares of the Company's common stock issued after August 1, 1998 will also include a right. Under certain conditions, each right may be exercised to purchase from the Company one two-hundredth of a share of a series of the Company's preferred stock, designated as Series A junior participating preferred stock, par value $.01 per share (the "Series A preferred stock"), at a price of $75 per one two-hundredth of a share, subject to adjustment. In January 1999, the shareholder rights agreement was amended and restated.

     The Company's charter provides that the holders of a whole share of Series A preferred stock are entitled to 200 votes per share on all matters submitted to a vote of the Company's stockholders subject to adjustment. In addition, during any period that dividends on the Series A preferred stock are in arrears in an amount equal to six quarterly dividend payments, the holders of Series A preferred stock will have the right to vote together as a class to elect two of the Company's directors.

     The rights will separate from the common stock and will become exercisable on the earlier of (1) the first date of the public announcement that a person or group has acquired or obtained the right to acquire beneficial ownership of 15% or more of the voting power of all of the Company's outstanding voting securities and (2) 10 business days (or such later date as the board may determine) after the commencement of, or announcement of an intention to commence, a tender or exchange offer, that would result in a person or group beneficially owning 15% or more of the Company's voting securities. If, after the rights become exercisable, the Company is involved in a merger or other business combination transaction in which the Company's common stock is exchanged or changed, or it sells 50% or more of its assets or earning power, each holder of a right will have the right to purchase at the right's then-current exercise price, common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right. If a person becomes the beneficial owner of securities having 15% or more of the voting power of all of the Company's then-outstanding voting securities (except pursuant to a "permitted offer"), or if, during any period of such ownership, there shall be any reclassification of securities or recapitalization of the Company, or any merger or consolidation of the Company with any of the Company's subsidiaries or any other transaction or series of transactions which has the effect, directly or indirectly, of increasing by more than 1% the proportionate share of the outstanding shares of any class of the Company's equity securities or any of the Company's subsidiaries which is directly or indirectly owned by such person, then for the next 60 days each right not owned by such person will entitle the holder of the right to purchase, at the right's then-current exercise price, shares of common stock or, in the discretion of the board, the number of one two-hundredths of a share of series A preferred stock (or in certain circumstances other of the Company's equity securities with at least the same economic value as the common stock) having a market value of twice the right's then-current exercise price. The rights, which have no voting rights, expire no later than 5:00 p.m., New York time on July 7, 2002. A "permitted offer" is a tender or exchange offer for all outstanding shares of common stock which is at a price and on terms determined, prior to the purchase of shares in such offer, by a majority of the disinterested directors to be adequate and otherwise in the best interests of the Company and the Company's stockholders (other than the person and its affiliates making the offer), taking into account all factors that such disinterested directors deem relevant. "Disinterested directors" are directors who are neither the Company's officers nor the officers of an acquiring company or affiliate, associate or representative of such a company, or a person directly or indirectly proposed or nominated as director by a transaction person (as defined in the shareholder rights agreement). The Company may redeem the rights under certain circumstances prior to their expiration date at a purchase price of $.01 per right. It is possible that the existence of the rights may have the effect of delaying, deterring or preventing the Company's takeover.

El  Paso  Series B Mandatorily Convertible Single Reset Preferred Stock
-----------------------------------------------------------------------
     In March 2000, the Company issued 200,000 shares of El Paso Series B Mandatorily Convertible Single Reset Preferred Stock
having   an   initial   aggregate   liquidation   preference   of
$1,000,000,000 in connection with the issuance by Limestone Electron Trust and Limestone Electron, Inc. of $1,000,000,000 aggregate principal amount of notes (the "Limestone Notes"). The shares of the El Paso Series B Mandatorily Convertible Single
Reset   Preferred  Stock  were  deposited  under  a  share  trust
agreement into a trust established for the benefit of the holders of the Limestone Notes. The Company is the beneficial owner of the trust. The preferred shares are to be sold by the trust only if:

     * the Limestone Notes are accelerated as a result of an event of default, including, in addition to various defaults under the documentation relating to the transactions pursuant to which the Limestone Notes were issued, payment defaults by El Paso under certain debt obligations;

     * the funds necessary to pay the Limestone Notes upon maturity are not timely deposited; or

     * the Company's credit ratings fall below investment grade and the Company's common stock price for ten consecutive trading days falls below $27.07, subject to certain adjustments.

     The date that the preferred shares are sold by the trust, or under certain circumstances the date of a failed remarketing of the preferred shares, is the "Rate Reset Date," and the market price of El Paso common stock on the day such sale is priced or the date of such failed remarketing is the "Reset Price," which price is subject to certain antidilution adjustments. If the Limestone Notes, which mature on March 15, 2003, are timely repaid in full, the Company expects the El Paso Series B Mandatorily Convertible Single Reset Preferred Stock will be retired and canceled.

     No dividends are payable on the El Paso Series B Mandatorily Convertible Single Reset Preferred Stock prior to the Rate Reset Date. After the Rate Reset Date, dividends are payable at a rate equal to 7% per annum plus an amount which is intended to approximate the dividend yield on the El Paso common stock as of the Rate Reset Date. Such dividends are payable quarterly in arrears and are cumulative. The amount payable on shares of El Paso Series B Mandatorily Convertible Single Reset Preferred Stock in the event of a liquidation, dissolution or winding up of the affairs of El Paso is $5,000 per share, together with accrued dividends to the date of payment. These dividend and liquidation rights are senior to the dividend and liquidation rights of the El Paso common stock and the El Paso Series A preferred stock. The El Paso Series B Mandatorily Convertible Single Reset Preferred Stock is not redeemable after the Rate Reset Date.

     After the Rate Reset Date and prior to the date on which the El Paso Series B Mandatorily Convertible Single Reset Preferred Stock automatically convert into shares of El Paso common stock, the holders of the El Paso Series B Mandatorily Convertible Single Reset Preferred Stock will be entitled to convert the preferred shares into El Paso common stock based on a conversion price of 110% of the Reset Price. The El Paso Series B
Mandatorily Convertible Single Reset Preferred Stock will be converted automatically into El Paso common stock on the later to occur of the third anniversary of the Rate Reset Date and March 15, 2006, and holders will also be entitled to receive cash equal to all accrued dividends. The number of shares of El Paso common stock issuable per share of El Paso Series B Mandatorily Convertible Single Reset Preferred Stock upon automatic conversion will equal the quotient of $5,000 divided by a conversion price which will be between 100% to 110% of the Reset Price, depending on the market price of El Paso common stock at the time of automatic conversion.

     The holders of El Paso Series B Mandatorily Convertible Single Reset Preferred Stock generally have no voting rights except as may be required by statute, but are entitled to certain class voting rights, including the requirement for approval by the holders of at least a majority thereof to effect:

     * an amendment to El Paso's certificate of incorporation that would adversely affect the powers, rights or preferences of the holders of the El Paso Series B Mandatorily Convertible Single Reset Preferred Stock;

     * the authorization or issuance of capital stock ranking senior to the El Paso Series B Mandatorily Convertible Single Reset Preferred Stock; or

     * the merger or consolidation of El Paso in which holders of the El Paso Series B Mandatorily Convertible Single Reset Preferred Stock do not receive or continue to hold a similar interest in the surviving entity, subject to certain exceptions.

     If full cumulative dividends on the El Paso Series B Mandatorily Convertible Single Reset Preferred Stock are not paid for six consecutive quarters, the holders of the El Paso Series B Mandatorily Convertible Single Reset Preferred Stock (together with the holders of any other series of capital stock, including the Series A preferred stock, that are entitled to elect directors as a result of dividend arrearages) will have the right to elect two directors to El Paso's board of directors until all dividend arrearages have been paid. If the Company fails to pay dividends when due on El Paso Series B Mandatorily Convertible Single Reset Preferred Stock, the Company is prohibited from paying dividends on prior stock, including El Paso common stock and Series A preferred stock, and the Company and the Company's subsidiaries are prohibited from redeeming or acquiring junior stock, including El Paso common stock and Series A preferred stock.

Section 203 of the Delaware General Corporation Law
---------------------------------------------------

     The Company is a Delaware corporation subject to Section 203 of the Delaware General Corporation Law (the DGCL). Generally,
Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the time of the transaction in which the person became an interested stockholder, unless (1) prior to such time, either the business combination or such transaction which resulted in the stockholder becoming an interested stockholder is approved by the board of directors of the corporation, (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, or (3) at or subsequent such time, the business combination is approved by the board of directors of the corporation and by the affirmative vote at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder. A "business combination" includes merger, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or, within three years, did own, 15% or more of the corporation's outstanding voting stock.

El Paso's Restated Certificate of Incorporation
-----------------------------------------------

     The Company's charter contains provisions applicable to a merger, consolidation, asset sale, liquidation, recapitalization, or certain other business transactions, including the issuance of the Company's stock ("business combinations"). The Company's charter requires the affirmative vote of 51% or more of the Company's voting stock, excluding any voting stock held by an interested stockholder (defined in the Company's charter as any person who owns 10% or more of the voting stock and certain defined affiliates), with respect to all business combinations involving the interested stockholder, unless directors who served as such prior to the time the interested stockholder became an interested stockholder determine by a two-thirds vote that (i) the proposed consideration meets certain minimum price criteria, or (ii) (A) the interested stockholder holds 80% or more of the voting stock and (B) the interested stockholder has not received (other than proportionately as a stockholder) the benefit of any financial assistance from the Company, whether in anticipation of or in connection with such business combination. To meet the minimum price criteria, all stockholders must receive consideration or retain value per share after the transaction which is not less than the price per share paid by the interested stockholder. The Company's charter also requires the dissemination to stockholders of a proxy or information statement describing the business combination.

     The Company's charter also prohibits the taking of any action by written stockholder consent in lieu of a meeting and the subsequent amendment of the Company's charter to repeal or alter the above provisions without the affirmative vote of 51% of the Company's voting stock, excluding voting stock held by any interested stockholder.

Item 2.     Exhibits.

     None.

                              SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


Dated: April 5, 2001               El Paso Corporation

                                   By: /s/ David L. Siddall
                                      ---------------------------
                                          David L. Siddall
                                           Vice President,
                                     Associate General Counsel
                                      and Corporate Secretary